SECURITIES AND EXCHANGE COMMISSION

Washington D.C.  20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Comdisco, Inc.
(Name of Issuer)


Common Stock
(Title of class of securities)

200336-10-5
(CUSIP Number)

Philip A. Hewes, 6111 N. River Rd.,
Rosemont, IL  60018, 708-698-3000
(Name, address and telephone number of person authorized to receive notices and communications)

January 27 , 1995
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this statement:


CUSIP NO. 200336-10-5

(1)   Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons
           Nicholas K. Pontikes           ###-##-####
           Pontikes Trust                 36-7076140
           Ponchil Limited Partnership    36-3347591

(2)   Check the appropriate Box           (a)
      if a Member of a Group              (b)

(3)   SEC Use Only

(4)   Source of Funds     00 - Not applicable to all reporting
                               persons

(5)   Check if Disclosure of Legal
      Proceedings is Required to
      Items 2(d) or 2(e)

(6)   Citizenship or Place of   Nicholas K. Pontikes - USA
      Organization              Pontikes Trust- Illinois
                                Ponchil Limited Partnership-Illinois

Number of Shares               (7)  Sole Voting Power    8,040,434<FN1>
Beneficially Owned
by Each Reporting
Person With                    (8)  Shared Voting           64,014<FN1>

(9) Sole Dispositive                8,040,434<FN1>

                              (10)  Shared Dispositive      64,014<FN1>
                                    Power
(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person            8,104,448<FN1>

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares

(13)   Percent of Class Represented
       by Amount in Row (11)                      23%

(14)   Type of Reporting Person    Nicholas K. Pontikes   IN
                                   Pontikes Trust - 00 Trust
                                   Ponchil Limited Partnership - PN

<FN1>See page 2 of this Schedule 13D for a description of the beneficial ownership for each reporting person.




CUSIP NO. 200336-10-5

(1)   Names of Reporting Persons         S.S. or I.R.S Identification Nos. of
                                         Above Persons

       Nicholas K. Pontikes                ###-##-####
       Pontikes Trust                      36-7076140
       Ponchil Limited Partnership         36-3347591

(2)   Check the appropriate Box     (a)
      if a Member of a Group        (b)

(3)   SEC Use Only

(4)   Source of Funds
                                OO-Not applicable to all
                                reporting persons

(5)   Check if Disclosure of Legal
      Proceedings is Required to
      Items 2(d) or 2(e)

(6)   Citizenship or Place of   Nicholas K. Pontikes - USA
      Organization              Pontikes Trust - Illinois
                                Ponchil Limited Partnership-Illinois

Number of Shares              (7)  Sole Voting Power<FN2>
Beneficially Owned                 Nicholas K. Pontikes  8,040,434
by Each Reporting                  Pontikes Trust - 4,171,438
Person With                        Ponchil Limited Partnership - 2,181,891

                              (8)  Shared Voting
                                   Nicholas K. Pontikes - 64,014

                              (9)  Sole Dispositive Power
                                   Nicholas K. Pontikes    8,040,434
                                   Pontikes Trust - 4,171,438
                                   Ponchil Limited Partnership - 2,181,891

                             (10)  Shared Dispositive Power
                                   Nicholas K. Pontikes - 64,014<FN3>

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person
       Nicholas K. Pontikes  8,104,448
       Pontikes Trust - 4,171,438
       Ponchil Limited Partnership - 2,181,891

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain
       Shares

(13)   Percent of Class Represented        Nicholas K. Pontikes 23%
       by Amount in Row (11)               Pontikes Trust  12%
                                           Ponchil Limited Partnership 6%

(14)   Type of Reporting Person          Nicholas K. Pontikes - IN
                                         Pontikes Trust - 00 - Trust
                                         Ponchil Limited Partnership - PN

<FN2>Mr. Pontikes is a Trustee of the Pontikes Trust and Executor of the
Estate of Kenneth A. Pontikes (the "Estate"), and as such has sole voting and dispositive power with respect to Shares held by the Trust, the Estate, the Ponchil Limited Partnership and Ponfam Corp. (the general partner of Ponchil Limited Partnership).


<FN3>Nicholas Pontikes is one of four directors of the Pontikes Family
Foundation which holds 64,014 shares of Common Stock of Comdisco, Inc. Each director has one vote on the Board and board action is taken by majority vote.






Item 1:   Security and Issuer.

Name of Issuer:    Comdisco, Inc.  ("Comdisco" or the "Company")

Address of Issuer's Principal Executive Offices:

      6111 N. River Road
      Rosemont, Illinois 60018

Class of Securities:     Common Stock

Item 2:    Identity and Background.

There has been no change in the information provided in response to Item 2 since the Amendment No. 2 to Schedule 13D filed January 31, 1994 (the "Amended 13D").

Item 3:    Source and Amount of Funds or Other Consideration.  N/A

Item 4:    Purpose of Transaction.

There has been no change in the information provided in response to Item 4 since the Amended Schedule 13D.

Item 5:    Interest in Securities of the Issuer.

I. Nicholas Pontikes. (a) Following the transactions described in paragraph (c) below, Nicholas Pontikes beneficially owns 8,104,448 shares of Comdisco Common Stock, representing approximately 23% of the total outstanding shares of Comdisco's Common Stock as of year ended December 31, 1994. See II and III of this Item 5 below for Mr. Pontikes' indirect holdings.

    (b) Nicholas Pontikes has sole power to vote the shares of Common Stock described in subsection (a) as well as those described in II and III below.

    (c) On January 27, 1995, the Estate in a privately negotiated transaction sold 550,000 shares of Common Stock to Computer Discount Corporation, a wholly owned subsidiary of Comdisco at a purchase price of $23.625 per share pursuant to a stock purchase agreement dated as of January 27, 1995 (the "Purchase Agreement"). A copy of the Purchase Agreement is attached as Exhibit 1 to this Amendment No. 1.

    (d), (e)     Not applicable.

II.   (a)   Pontikes Trust.  Following the transactions described in paragraph
(c) below, the Pontikes Trust owns directly 4,171,438 shares of Common Stock of Comdisco representing approximately 12% of the total outstanding shares of Comdisco Common Stock.

    (b) Nicholas Pontikes, as successor trustee, has sole power to vote and sole power to direct the disposition of the shares owned by the Pontikes Trust.

   (c) On January 27, 1995, the Pontikes Trust in a privately negotiated transaction sold 550,00 shares of Common Stock to Computer Discount Corporation, a wholly owned subsidiary of Comdisco pursuant to the Purchase Agreement.

     (d), (e)    Not applicable.

III.   (a)   Ponchil Limited Partnership.  As of the date hereof, Ponchil
Limited Partnership owns directly 2,181,891 shares of Common Stock of Comdisco, representing approximately 6% of the total outstanding shares of Comdisco's Common Stock.

    (b) Nicholas Pontikes, as director and president of the Partnership's general partner (Ponfam), and as executor of the Estate which has controlling interest in Ponfam, has sole power to vote and dispose of the shares of Common Stock directly owned by the Partnership.

   (c), (d), (e)   Not applicable.

   Interests in Securities of the Issuer for Ponfam Corp., General Partner of Ponchil Limited Partnership, are as follows:

   (a) As of the date hereof, Ponfam Corp. owns directly 64,014 shares of Common Stock of Comdisco, representing approximately 0.2% of the total outstanding shares of Comdisco's Common Stock.

   (b) Nicholas Pontikes as director and president of Ponfam, and as the executor of the Estate, which has controlling interest in Ponfam, has sole power to vote and dispose of the shares of Common Stock directly owned by Ponfam.

    (c), (d), (e)   Not applicable.

   Interests in Securities of the Issuer for the executive officers, directors, and controlling persons of Ponfam Corp., General Partner of Ponchil Limited Partnership, are1 as follows:

   Nicholas K. Pontikes, Director and President of Ponfam, see sections I, II, and III of this Item 5.

   (c), (d), (e)   Not applicable to the above-named executive officer and
director of Ponfam.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

   On January 27, 1995 the Estate and the Pontikes Trust sold an aggregate of 1,100,000 shares of Common Stock to Comdisco, Inc. pursuant to the Purchase Agreement.

Item 7:   Material to be Filed as Exhibits.

   1. Joint filing undertaking dated July 12, 1994 by and among Nicholas Pontikes, Pontikes Trust, and Ponchil Limited Partnership as required by Rule 13d-1(f) of the Securities Exchange Act (incorporated by reference to Exhibit 1 to the original Schedule 13D filed as of July 12, 1994).

   2. Purchase Agreement dated as of January 27, 1995 by and among Computer Discount Corporation, a wholly owned subsidiary of Comdisco, Inc., Nicholas K. Pontikes, as executor of the Estate of Kenneth N. Pontikes, and Nicholas K. Pontikes as trustee of the Pontikes Trust (incorporated by reference to Exhibit 2 to the Amended 13D).


   Signatures

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

January 31, 1995


                                Nicholas K. Pontikes

                                PONTIKES TRUST


                                By:/s/ Nicholas K. Pontikes
                                Nicholas K. Pontikes, as Trustee


                                PONCHIL LIMITED PARTNERSHIP
                                PONNFAM CORP., General Partner


                                By:/s/ Nicholas K. Pontikes
                                       Nicholas K. Pontikes as
                                  authorized signatory of the
                                  General Partner